FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-22456

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant's name into English)

35 Efal Street, Kiryat Arye, Petach Tikva 49511, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
FORM 20-F X FORM 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............N/A

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES___ NO X

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CONTENTS

On August 20, 2008, Aladdin Knowledge Systems Ltd. issued a press release, a copy of which is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALADDIN KNOWLEDGE SYSTEMS LTD.
Dated: August 20, 2008
	By:	/s/ Aviram Shemer
Name: Aviram Shemer Title: Chief Financial Officer

EXHIBIT A

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:                    Aladdin Company Contact:
Matthew Zintel                          Debbie Kaye
Zintel Public Relations                     Aladdin Corporate Communications
matthew.zintel@zintelpr.com                  debbie.kaye@aladdin.com
                                     310.574.8888  646.468.0481

Aladdin Investor Contact:
Andy Brimmer / Matt Sherman
Joele Frank, Wilkinson Brimmer Katcher
abrimmer@joelefrank.com / msherman@joelefrank.com
212.355.4449

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Acknowledges Receipt of
Confidential Unsolicited Proposal from Vector Capital

TEL AVIV, ISRAEL – Aug. 20, 2008 – Aladdin Knowledge Systems (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, in response to press reports, confirmed receipt of a confidential, unsolicited proposal from Vector Capital, a private equity firm, to acquire the Company. Vector Capital’s proposal includes a potential alternative transaction of Vector Capital acquiring the Company’s DRM business, potentially combined with a repurchase by Aladdin of the shares of Aladdin purchased by Vector Capital, and the sale by SafeNet, Inc., a Vector affiliate, of its authentication business to Aladdin.

Consistent with its fiduciary duties and in consultation with its independent financial advisors and legal counsel, Aladdin’s Board of Directors is reviewing the proposal and will thereafter inform Aladdin’s stockholders of its position.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “The Board of Directors of Aladdin, in consultation with its independent advisors, is carefully considering and reviewing Vector Capital’s proposal as part of our ongoing efforts to deliver enhanced shareholder returns. Our Board and management team remains fully committed to enhancing shareholder value and we are continuing to implement our strategic plan, which includes organic growth as well as complementary acquisitions, two of which we announced just this past month, designed to strengthen our portfolio of IT security offerings and increase our global brand recognition.”

Vector Capital through its wholly-owned subsidiary, SafeNet, Inc., is a direct competitor of Aladdin.  Both Vector Capital and SafeNet, Inc. are headquartered in the United States.

Credit Suisse Securities (USA) LLC is serving as financial advisors to Aladdin, Kramer Levin Naftalis & Frankel LLP is serving as U.S. legal counsel and Herzog, Fox & Ne’eman is serving as Israeli counsel to the Company.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world's #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improve productivity, and enable compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the proposed acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd.